UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 30, 2025

SPRING VALLEY ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41529	98-1579063
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2100 McKinney Ave., Suite 1675 Dallas, TX	75201
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (214) 308-5230

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, one right and one-half of one redeemable public warrant	SVIIU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	SVII	The Nasdaq Stock Market LLC
Rights included as part of the units to acquire one-tenth (1/10) of one Class A ordinary share	SVIIR	The Nasdaq Stock Market LLC
Redeemable public warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	SVIIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company            ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined herein) but does not purport to describe all of the terms thereof. SVII (as defined herein) shareholders, warrant holders and other interested parties are urged to read such agreement in its entirety. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

General Description of the Merger Agreement

On July 30, 2025, Spring Valley Acquisition Corp. II, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVII” or “Acquiror”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Spring Valley Merger Sub II, Inc., a Nevada corporation (“Merger Sub”) and Eagle Energy Metals Corp., a Nevada corporation (the “Company”). The transactions contemplated by the Merger Agreement are referred to herein as the “Business Combination” and the closing of the Business Combination is referred to herein as the “Closing”.

Subject to its terms and conditions, the Merger Agreement provides that (i) on the day prior to the Closing Date, SVII shall domesticate as a corporation in the State of Nevada (“Redomicile”), and, in connection with the Redomicile, adopt the articles of incorporation and bylaws, in each case, in the form to be mutually agreed between Acquiror and the Company and (ii) subject to the terms and conditions of the Merger Agreement and in accordance with the Nevada Revised Statues (“NRS”), at the Closing, Merger Sub will merge with and into the Company, (the “Merger”), with the Company surviving the Merger as the Surviving Corporation. As a result of the Merger, the Company will become a direct wholly owned subsidiary of Acquiror.

Transaction Consideration

Subject to, and in accordance with the terms and conditions of the Merger Agreement, immediately prior to the Redomicile Effective Time, Acquiror shall cause each then issued and outstanding Acquiror Class B Share to convert automatically, on a one-for-one basis, into one (1) Acquiror Class A Share following which all Acquiror Class B Shares shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist.

Subject to, and in accordance with the terms and conditions of the Merger Agreement, at the Redomicile Effective Time, by virtue of the Redomicile and without any action on the part of Acquiror: (i) each then issued and outstanding Acquiror Class A Share (including Acquiror Class A Shares issued upon the conversion of Acquiror Class B Shares pursuant to the Merger Agreement) will convert automatically, on a one-for-one basis, into one (1) share of Acquiror Common Stock following which all Acquiror Class A Shares shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist; and (ii) each then issued and outstanding Acquiror Warrant will convert automatically, on a one-for-one basis, into a warrant to acquire Acquiror Common Stock, in the same form and on the same terms and conditions (including the same “Warrant Price” and number of shares of common stock subject to such warrant) as the converted Acquiror Warrant. Each share of common stock of Merger Sub, issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued, fully paid and nonassessable share of Company Common Stock.

Each share of Existing Company Common Stock issued and outstanding immediately prior to the Effective Time shall be canceled and converted into a number of shares of Acquiror Common Stock equal to the Exchange Ratio, and each holder of a share of Existing Company Common Stock issued and outstanding immediately prior to the Effective Time, shall receive for each share of Existing Company Common Stock such number of shares of duly authorized, validly issued, fully paid and nonassessable Acquiror Common Stock (collectively, the Company Common Stock and Acquiror Common Stock so issued, the “Merger Consideration”) equal to the Exchange Ratio, rounded down to the nearest whole share.

The “Exchange Ratio” is the number (rounded to four decimal places) determined by dividing (i) the number of shares of Acquiror Common Stock constituting the Aggregate Merger Consideration, divided by (ii) Aggregate Fully Diluted Company Common Shares. The Aggregate Merger Consideration is a number of shares of Acquiror Common Stock equal to the quotient obtained by dividing (i) $233,500,000 by (ii) $10.00.

Earnout

Following the Closing, if, at any time during the period following the Closing Date and expiring on the fifth (5th) anniversary of the Closing Date (the “Earnout Period”), the VWAP of the shares of Acquiror Common Stock equals or exceeds $16.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the “Earnout Target”), then as soon as commercially practicable and in any event within five (5) Business Days following the achievement of the Earnout Target, Acquiror will issue 1,500,000 shares of Acquiror Common Stock (the “Earnout Shares”) to the Persons set forth on the Earnout Payment Spreadsheet (the “Earnout Recipients”).

The Issuance of the Earnout Shares will be provided for by resolution of the Acquiror Board. To the extent that the Earnout Recipients are service providers of the Acquiror after the Closing, the issuance of the Earnout Shares will be made under the Equity Incentive Plan. The Equity Incentive Plan will reserve the Earnout Shares for issuance to the Earnout Recipients, which shall be issued only upon achievement of the Earnout Target.

If the Earnout Shares are issued to the Earnout Recipients within 180 days of the Closing Date, the Earnout Recipients shall not Transfer (as defined in the Lock-Up Agreement) any of the Earnout Shares until 180 days after the Closing Date.

If the Earnout Target is not satisfied during the Earnout Period, the obligation to issue Earnout Shares pursuant to the Agreement will terminate and no longer apply.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by Acquiror, the Company, and Merger Sub as of the date of the Merger Agreement or other specific dates solely for the benefit of certain of the parties to the Merger Agreement, which in certain cases are subject to specified exceptions and materiality, Company Material Adverse Effect or Acquiror Material Adverse Effect (each as defined in the Merger Agreement), knowledge and other qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement. The representations and warranties made under the Merger Agreement will not survive the Closing.

In the Merger Agreement, the Company made certain customary representations to Acquiror including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) corporate authority, approval and binding effect relating to execution and delivery of the Merger Agreement and other ancillary documents and non-contravention; (3) government approvals; (4) capitalization; (5) financial statements and internal controls; (6) compliance with laws and permits; (7) absence of certain changes and events; (8) no undisclosed liabilities; (9) information supplied; (10) litigation; (11) contracts; (12) employee benefits; (13) labor and employment; (14) taxes; (15) intellectual property; (16) data protection; (17) information technology; (18) real property; (19) anti-bribery and trade compliance; (20) insurance; (21) competition regulation; (22) environmental matters; (23) customers and suppliers; (24) brokers; and (25) affiliate agreements.

In the Merger Agreement, Acquiror and Merger Sub made certain customary representations and warranties to the Company, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) corporate authority, approval and binding effect relating to execution and delivery of the Merger Agreement and other ancillary documents, non-contravention and governmental approvals; (3) compliance with laws; (4) employee benefit plans; (5) financial ability and trust account; (6) taxes; (7) brokers; (8) SEC reports, financial statements and the Sarbanes-Oxley Act; (9) business activities and absence of certain changes; (10) information supplied and the registration statement; (11) litigation; (12) no outside reliance; (13) capitalization; (14) NASDAQ Stock Market Quotation; (15) affiliate agreements; and (16) anti-bribery and economic sanctions.

Covenants of the Parties

The Merger Agreement contains certain customary covenants for transactions of this type by the Company and/or Acquiror, including, among others, covenants regarding: (1) the operation of their respective businesses in the ordinary course of business, in compliance with law; (2) the provision of access to their properties, books and personnel; (3) HSR Act and regulatory approvals; (4) trust account disbursements; (5) the Company’s obligation to deliver financial statements, proxy solicitations and other actions; (6) non-solicitation; (7) the Company’s obligation to exercise the Auora Option Agreement and fully satisfy the Listing Payment; (8) indemnification and insurance; (8) listing Acquiror’s securities on Nasdaq; (9) Acquiror’s obligation to make certain public filings; (10) litigation against shareholders; (11) additional insurance matters; (12) post-Closing director and officer appointments; (13) the redomicile of Acquiror to Nevada; and (14) extension of the deadline for Acquiror to consummate its initial business combination.

SVII and the Company also agreed to jointly prepare, and SVII will file with the Securities and Exchange Commission (“SEC”), a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Acquiror Common Stock to be issued under the Merger Agreement, including the shares of Acquiror Common Stock that constitute the Aggregate Merger Consideration to be received by the equityholders of the Company. The Registration Statement will include a proxy statement/prospectus for the purpose of soliciting proxies from the shareholders of Acquiror for the matters relating to the Business Combination to be acted on at the extraordinary general meeting of Acquiror and providing such shareholders with an opportunity to redeem their Acquiror Class A Ordinary Shares. In addition, Acquiror, the Company, and Merger Sub agreed to other customary covenants for a transaction of this type.

Survival

None of the covenants and agreements of the parties contained in the Merger Agreement will survive the Closing, except for (a) those covenants and agreements that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches after the Closing and (b) Article XI (Miscellaneous) of the Merger Agreement.

Conditions to Closing

The Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived by all of the parties), including without limitation: (i) if applicable, waiting period or periods (including any extension thereof) applicable to the consummation of the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) shall have been terminated or expired; (ii) the absence of any law, ruling of any governmental authority, judgment or decree which has the effect of making the Transactions, including the Merger, illegal or which otherwise prevents or prohibits consummation of the Transactions, including the Merger; (iii) completion of the Offer in accordance with the terms of the Merger Agreement and the Proxy Statement; (iv) approvals being obtained by the stockholders of both Acquiror and the Company; (v) the Registration Statement becoming effective; (vi) approval of Acquiror’s continuing Nasdaq listing application and listing of Acquiror Common Stock to be issued in connection with the Transactions, including the Merger; and (vii) adoption of adopted the Acquiror Charter and the Acquiror Bylaws.

In addition, the obligations of Acquiror and Merger Sub are subject to the satisfaction or waiver of certain closing conditions, including without limitation: (i) the accuracy of the representations and warranties of the Company, subject to certain qualifiers; (ii) each of the covenants required to be performed or complied with by the Company as of or prior to the Closing being performed or complied with in all material respects; (iii) delivery of a certificate signed by an officer of the Company certifying that to the knowledge and belief of such officer, that the conditions specified in Section 9.02(a) and Section 9.02(b) of the Merger Agreement have been fulfilled; (iv) the delivery of executed counterparts to all ancillary agreements to which the Company, SVII, Merger Sub or any stockholder of the Company is party; and (v) the absence of a Company Material Adverse Effect since the date of the Merger Agreement that is continuing and uncured.

The obligations of the Company are subject to the satisfaction or waiver of certain customary closing conditions, including without limitation: (i) the accuracy of the representations and warranties of Acquiror and Merger Sub, in each case subject to certain qualifiers; (ii) performance of each of the covenants of Acquiror that are required performed or complied with as of or prior to the Closing being performed or complied with in all material respects; (iii) delivery of a certificate signed by an officer of Acquiror certifying that to the knowledge and belief of such officer, that the conditions specified in Section 9.03(a) and Section 9.03(b) of the Merger Agreement have been fulfilled; (iv) the delivery of executed counterparts to all ancillary agreements to which Acquiror or the Sponsor is a party; and (v) no Acquiror Material Adverse Effect since the date of the Merger Agreement that is continuing and uncured.

Termination

The Merger Agreement may be terminated under certain circumstances prior to the Closing, including the Merger, including, but not limited to, (i) by mutual written consent of Acquiror and the Company, (ii) by written notice to the Company from Acquiror (a) if the Company is in breach of its respective representations, warranties or covenants or agreements of the Company set forth in the Merger Agreement that is uncured and renders certain of the conditions listed under the Merger Agreement to obligations of Acquiror incapable of being satisfied on the date of Closing; (b) if the Closing has not occurred on or before October 17, 2025, as such date may be extended; or (c) if the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or other law; (iii) by written notice to Acquiror from the Company (a) if Acquiror is in breach of its respective representations, warranties, covenants or agreements of Acquiror set forth in the Merger Agreement that is uncured and would render certain of the conditions to obligations of the Company incapable of being satisfied on the date of Closing; (b) if the Closing has not occurred on or before the Termination Date; or (c) if the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or other law; (iv) by written notice from the Company to Acquiror if Acquiror stockholder approval is not obtained at the Special Meeting to approve the Transactions, including the Merger; and (v) by written notice from Acquiror to the Company if the Company stockholder approval is not obtained within ten (10) business days following the date on which the Registration Statement becomes effective.

If the Merger Agreement is validly terminated, none of the parties to the Merger Agreement will have any liability under the Merger Agreement, except in the case of willful material breach by a party of the Merger Agreement.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been filed with this Current Report on Form 8-K in order to provide investors with information regarding its terms. It is not intended to provide any other factual information about SVII, the Company or Merger Sub. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in SVII’s public disclosures.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as exhibits. Stockholders and other interested parties are urged to read such Related Agreements, or forms thereof, in their entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the respective Related Agreement.

Sponsor Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, Acquiror, Sponsor and the Company entered into the Sponsor Support Agreement, pursuant to which, among other things, Sponsor agreed to (a) vote all of the Subject Acquiror Shares in favor of the Merger Agreement and the Transactions and against any proposal in opposition to or inconsistent with the Merger Agreement and the Transactions, and (b) not redeem the Subject Acquiror Shares, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement. In addition, the Sponsor will agree, subject to and conditioned upon the Closing, to forfeit, concurrently with the Closing, all of the Owned Shares and Owned Warrants other than (i) 3,100,000 shares of Acquiror Common Stock and (ii) 7,000,000 Acquiror Private Warrants. At the Closing, all of the outstanding principal amounts as of the Closing Date under the working capital loan and the extension loan issued by Acquiror to the Sponsor will be converted by Acquiror and the Sponsor into Acquiror Warrants, at the price of $1.00 per Acquiror Warrant.

A copy of the Sponsor Support Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference thereto.

Voting and Support Agreements

Concurrently with the execution and delivery of the Agreement, certain Company stockholders executed and delivered to Acquiror and the Company the Voting and Support Agreement, pursuant to which, the Company stockholders agreed to, among other things, (a) vote in favor of the Merger Agreement and the Transactions and against any proposal in opposition to or inconsistent with the Merger Agreement and the Transactions and (b) not transfer any of the Company stockholders’ Covered Shares.

A copy of the form of Voting and Support Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Voting and Support Agreements is qualified in its entirety by reference thereto.

Registration Rights Agreement

Pursuant to the terms of the Merger Agreement, contemporaneously with the Closing, the Company, the Sponsor, and certain Company stockholders will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, (i) the Company will agree to file, within 30 days following the Closing Date, a registration statement covering the resale of certain shares of Acquiror Common Stock and other equity securities of the Acquiror, (ii) holders of registrable securities will be granted certain takedown, demand, block trade and piggyback registration rights with respect to their registrable securities, in each case, on the terms and subject to the conditions set forth in the Registration Rights Agreement, and (iii) the Registration and Shareholder Rights Agreement, dated as of October 12, 2022, between SVII and the Sponsor will be amended, restated and terminated as of the Closing.

A copy of the form of Registration Rights Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

Lock-Up Agreements

Also pursuant to the terms of the Merger Agreement, prior to the Closing, certain Company stockholders and the Sponsor will have each separately entered into a lock-up agreement (each, a “Lock-Up Agreement”), pursuant to which, among other things, each such holder will agree not to sell, for a period of 180 days following the Closing (subject to certain exceptions), the shares of Acquiror Common Stock held by such holder immediately after the effective time of the Merger, on the terms and subject to the conditions set forth in the Lock-Up Agreement.

A copy of the form of Lock-Up Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Lock-Up Agreement is qualified in its entirety by reference thereto.

Securities Purchase Agreement

In connection with the transactions contemplated by the Merger Agreement, on July 30, 2025, SVII and the Company entered into a securities purchase agreement (the “SPA”) with an accredited investor (the “Investor”). Pursuant to the SPA, the Investor has agreed, among other things, to purchase, at the Closing, 29,700 shares of SVII’s Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share, having the rights, preferences and privileges set forth in the Series A Preferred Stock Certificate of Designation (such stock the “Series A Preferred Stock”) and a warrant (the “Investor Warrants”) to purchase 2,500,000 shares of Acquiror Common Stock, at an exercise price of $12.00 per share, for an aggregate purchase price of $29,700,000 (the “Series A Preferred Stock Investment”). Each share of Series A Preferred Stock will have a stated value of $1,000.00 (the “Stated Value”).

The SPA includes customary representations and warranties from SVII, the Company and the Investor and customary closing conditions. The SPA also includes customary covenants and agreements related to transfer restrictions, SEC reports, material non-public information and indemnification. The shares of Acquiror Common Stock underlying the Series A Preferred Stock and the Investor Warrant will be “Registrable Securities” under the Registration Rights Agreement.

Dividends: The Series A Preferred Stock will accrue dividends daily at the rate of 12% per annum of the Stated Value (if paid in kind), plus the amount of previously accrued dividends paid in kind, or 10% per annum of the Stated Value (if paid in cash), plus the amount of previously accrued dividends paid in kind. Such dividends will compound semi-annually.

Liquidation Preference: Upon any liquidation or deemed liquidation event, the holders of Series A Preferred Stock will be entitled to receive out of the available proceeds, before any distribution is made to holders of common stock or any other junior securities, an amount per share equal to the greater of (i) 100% of the Accrued Value (as defined in the Series A Preferred Stock Certificate of Designation) or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Acquiror Common Stock immediately prior to the liquidation event. Thereafter, the holders of Series A Preferred Stock will be entitled to receive their pro-rata share, of the remaining available proceeds available for distribution to stockholders, on an as-converted to Acquiror Common Stock basis.

Voting: The Series A Preferred Stock will vote together with the Acquiror Common Stock as a single class, except (i) as required by law and (ii) as noted below under “Protective Provisions.” Each holder of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Acquiror Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Protective Provisions: For as long as 20% of the shares of Series A Preferred Stock issued as of the Closing are held by the Investor, SVII shall not, without the affirmative vote or action by written consent of holders of more than 80% of the issued and outstanding shares of Series A Preferred Stock (the “Requisite Holders”), take any of the following actions: (i) liquidate, dissolve or wind up the affairs of Acquiror; (ii) amend, alter, or repeal any provision of the Series A Preferred Stock Certificate of Designation or any similar document of SVII in a manner adverse to the Series A Preferred Stock; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless such security ranks junior to the Series A Preferred Stock with respect to its rights, preferences and privileges, or increase the authorized number of shares of Series A Preferred Stock; (iv) purchase or redeem or pay any cash dividend on any capital stock ranking junior to the Series A Preferred Stock, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service; (v) enter into any transaction with an affiliate that is not on arms’-length terms, other than the issuance of equity or awards to eligible participants under SVII’s incentive plan, equity plan or equity-based compensation plan, or with respect to employment, consulting or award agreements with respect to executive officers of SVII, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of SVII; or (vi) incur or guarantee any indebtedness, other than equipment leases or trade payables incurred in the ordinary course of business, if the aggregate indebtedness SVII and its subsidiaries for borrowed money following such action would exceed $5,000,000; provided, however, that the Series A Preferred Stock shall not be considered indebtedness for purposes of this calculation.

Conversion: Each share of Series A Preferred Stock will be convertible into shares of Acquiror Common Stock at any time at the option of the holder at rate equal to the Accrued Value, divided by the then-applicable conversion price. The conversion price will initially be $11.88, subject to adjustments for stock dividends, splits, combinations and similar events and customary anti-dilution adjustments, including with respect to future issuances or sales of Acquiror Common Stock at prices less than $10.00 per share. In addition, if the 20-day volume-weighted average price of the Acquiror Common Stock on the twenty-first trading day following the date that is six months after the effective date of the resale registration statement to be filed pursuant to the Registration Rights Agreement is less than the conversion price then in effect, the conversion price will be adjusted to the greater of (i) such volume weighted average price and (ii) $7.50.

Put Rights: Unless prohibited by applicable law governing distributions to stockholders, the Series A Preferred Stock shall be redeemable at the option of the Requisite Holders commencing any time after the 5th anniversary of the Closing at a price equal to the Accrued Value.

Call Rights: Unless prohibited by applicable law governing distributions to stockholders, the Series A Preferred Stock shall be redeemable at the option of SVII commencing any time (A) prior to the 1st anniversary of the Closing at a price equal to the 150% of the Accrued Value, (B) on or after the 1st anniversary but prior to the 2nd anniversary of the Closing at a price equal to the 140% of the Accrued Value, (C) on or after the 2nd anniversary of the Closing but prior to the 3rd anniversary of the Closing at a price equal to the 130% of the Accrued Value, (D) on or after the 3rd anniversary of the Closing but prior to the 4th anniversary of the Closing at a price equal to the 120% of the Accrued Value, (E) on or after the 4th anniversary of the Closing but prior to the 5th anniversary of the Closing at a price equal to the 110% of the Accrued Value, or (F) on or after the 5th anniversary of the Closing at a price equal to the 100% of the Accrued Value.

Investor Warrants: At the closing of the Series A Preferred Stock Investment, the Investor will receive the Investor Warrants. The Investor Warrants will be immediately exercisable upon issuance at Closing and will expire five years from the date of Closing. The Investor Warrants include customary cash and cashless exercise provisions. Each Investor Warrant will be initially exercisable at $12.00 per share of Acquiror Common Stock, subject to the same anti-dilution and other adjustments as the Series A Preferred Stock.

A copy of the SPA is filed as Exhibit 10.5 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the SPA and the Series A Preferred Stock Investment is qualified in its entirety by reference to the SPA, including the form of Series A Preferred Stock Certificate of Designation and form of Investor Warrants, copies of which are included as Exhibits A and B, respectively, to the SPA.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the SPA and the Series A Preferred Stock Investment is incorporated by reference herein. The securities to be offered and sold in connection with the SPA have not been registered under the Securities Act, in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Additional Information and Where to Find It

In connection with the transactions contemplated by the Merger Agreement (the “Proposed Business Combination”), SVII intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to SVII’s securities to be issued in connection with the Proposed Business Combination and a proxy statement to be distributed to holders of SVII’s Class A ordinary shares in connection with SVII’s solicitation of proxies for the vote by SVII’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of SVII as of a record date to be established for voting on the Proposed Business Combination and other matters to be described in the Registration Statement. This document does not contain all of the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVII may file with the SEC. Before making any investment or voting decision, investors and security holders of SVII and Eagle are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about Eagle, SVII and the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVII may be obtained free of charge from SVII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. II, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

Eagle, SVII and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVII’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVII’s directors and executive officers, please refer to SVII’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on April 11, 2025 (the “2024 Form 10-K”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVII’s, Eagle’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits thereof; the outlook for Eagle’s business; the abilities to execute Eagle’s strategies; projected and estimated financial performance; anticipated industry trends; the future price of minerals; future capital expenditures; success of exploration activities; mining or processing issues; government regulation of mining operations; and environmental risks; as well as any information concerning possible or assumed future results of operations of Eagle. The forward-looking statements are based on the current expectations of the respective management teams of Eagle and SVII, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVII’s securities; (ii) the risk that the Proposed Business Combination may not be completed by SVII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVII; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Merger Agreement by the shareholders of SVII and the receipt of regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Business Combination on Eagle’s business relationships, performance, and business generally; (vii) risks that the Proposed Business Combination disrupts current plans of Eagle and potential difficulties in its employee retention as a result of the Proposed Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Eagle or SVII related to the Merger Agreement or the Proposed Business Combination; (ix) failure to realize the anticipated benefits of the Proposed Business Combination; (x) the inability to maintain the listing of SVII’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq Capital Market or a comparable exchange; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro-economic and social environments affecting its business; (xii) fluctuations in spot and forward markets for lithium and uranium and certain other commodities (such as natural gas, fuel oil and electricity); (xiii) restrictions on mining in the jurisdictions in which Eagle operates; (xiv) laws and regulations governing Eagle’s operation, exploration and development activities, and changes in such laws and regulations; (xv) Eagle’s ability to obtain or renew the licenses and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; (xvi) risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); (xvii) inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; the speculative nature of mineral exploration and development; the inability to determine, with certainty, production and cost estimates; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); (xviii) environmental regulations and legislation; (xix) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xx) risks relating to Eagle’s exploration operations; (xxi) fluctuations in currency markets; (xxii) the volatility of the metals markets, and its potential to impact Eagle’s ability to meet its financial obligations; (xxiii) disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of Eagle’s property holdings; (xxiv) Eagle’s ability to complete and successfully integrate acquisitions; (xxv) increased competition in the mining industry for properties and equipment; (xxvi) limited supply of materials and supply chain disruptions; (xxvii) relations with and claims by indigenous populations; (xxviii) relations with and claims by local communities and non-governmental organizations; and (xxix) the risk that the PIPE financing may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither SVII nor Eagle presently know or that SVII and Eagle currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the 2024 Form 10-K, the risks to be described in the Registration Statement, which will include the preliminary Proxy Statement/prospectus, and those discussed and identified in filings made with the SEC by SVII from time to time. Eagle and SVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither Eagle nor SVII undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that Eagle or SVII will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVII’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated July 30, 2025, by and among SVII, the Company and Merger Sub.
10.1	Sponsor Support Agreement, dated July 30, 2025, by and between SVII, the Company and the Sponsor.
10.2	Form of Voting and Support Agreement.
10.3	Form of Amended and Restated Registration Rights Agreement.
10.4	Form of Lock-Up Agreement.
10.5	Securities Purchase Agreement dated July 30, 2025.
104	Cover Page Interactive Data File (embedded with the Inline XRBL document).

*	The schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPRING VALLEY ACQUISITION CORP. II

	By:	/s/ Christopher Sorrells
	Name:	Christopher Sorrells
	Title:	Chief Executive Officer and Chairman

Dated: August 5, 2025